UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012.

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 28, 2012
	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
Name: Jaime Alberto Velásquez B. Title: Vice President of Strategy and Finance

BANCOLOMBIA S.A. ANNOUNCES DECISION OF THE BOARD OF DIRECTORS

Medellín, Colombia, May 28, 2012

In a meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) unanimously authorized the following legal representatives to proceed with the sale of their units in an investment portfolio (Cartera Colectiva con Pacto de Permanencia Acciones Sistema Valor Agregado) by giving notice to Fiduciaria Helm Trust S.A., the administrator of such portfolio to sell the shares:

Jaime Alberto Velásquez Botero – Vice President of Strategy and Finance

Augusto Restrepo Gomez – Vice President of Human Resources

The units represent shares of Bancolombia and none of the two operations would exceed the amount of USD 35,000.

These transactions will be made in accordance with Bancolombia’s internal procedures for the sale and purchase of its shares by officers and directors, which procedures can be viewed on Bancolombia’s Investor Relations website at www.grupobancolombia.com.co, under “Corporate Governance”.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837